January 29, 2008

Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Reserve Liquid Performance Money Market Fund (the "Fund"), a series of the Reserve Fund and, under the date of July 27, 2007, we reported on the financial position of the Fund as of May 31, 2007, its operations, for the year then ended and its changes in net assets and financial highlights for the year ended May 31, 2007 and period from January 11, 2006 (commencement of operations) through May 31, 2006.  On December 18, 2007, we were notified of the Fund's change in accountant. We have read the Fund's statements included under Sub-Item 77-K dated January 29, 2008, and we agree with such statements.
Very truly yours,